UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                     For the quarter ended December 31, 2004




                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                 ----------------------------------------------
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Associate General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART
                                   Energy or Gas                                                                Percentage of
      Name of Reporting              Related                Date of                State of                   Voting Securities
           Company                   Company              Organization            Organization                      Held
           -------                   -------              ------------            ------------                      ----
KeySpan Corporation (1)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Islander
East Pipeline, LLC (5)

Islander East Pipeline
Company, LLC (6)                     Gas                 November 15, 2000          Delaware                         50%

Nature of Business:
-------------------
(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.

(5) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(6) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                             Company                                       Amount
Contributing                        Receiving                                   of Capital
Capital                             Capital                                     Contribution
-------                             -------                                     ------------
KeySpan Islander East               Islander East
Pipeline, LLC                       Pipeline Company, LLC                       $ 832,000 (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting         Associate
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs            of                Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)

Investments in energy-related companies (in thousands of dollars):

Total consolidated capitalization as of December 31, 2004                       $8,333,139                         Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                    $1,249,971                         Line 2

Greater of $50 million or Line 2                                                $ 1,249,971                        Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                         $     N/A
         Energy-related business category 2                         $     N/A
         Energy-related business category 3                         $     N/A
         Energy-related business category 4                         $     N/A
                  Total current aggregate investment                                    $ N/A                      Line 4
                                                                                       -------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
 (Line 3 less Line 4)                                                                   $ N/A                      Line 5

Investments in gas-related companies (in thousands of dollars):

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                            $   19,973

Total current aggregate investment                                                   $ 19,973
                                                                                    ----------

(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS

Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     1. KeySpan Islander East Balance Sheet for the quarter ended December 31, 2004

     2. KeySpan Islander East Income Statement for the period and quarter ended December 31, 2004

B. Exhibits

     1.   None

     2. Certificate of filing with the New York Public Service Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                  KEYSPAN CORPORATION




                                  By: /s/ John J. Bishar, Jr.
                                      ------------------------------
                                      John J. Bishar, Jr.
                                      Executive Vice President, General Counsel
                                      and Chief Governance Officer

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)

                                                      KeySpan
                                               ----------------------
                                                 Islander East LLC
                                               ----------------------
                                                 December 31,2004
                                               -------------------------
ASSETS

Current Assets
  Cash and temporary cash investments       $                      -
  Accounts receivable                                              -
  Unbilled Revenue                                                 -
  Allowance for uncollectible accounts                             -
  Gas in Storage, at average cost                                  -
  Material and supplies, at average cost                           -
  Other                                                            -
                                               ----------------------
                                                                   -
                                               ----------------------
Investments & Other                                           19,972

Property
  Gas                                                              -
  Electric                                                         -
  Other                                                            -
  Accumulated depreciation                                         -
  Gas exploration and production, at cost                          -
  Accumulated depletion                                            -
                                               ----------------------
                                                                   -
                                               ----------------------
Deferred Charges
  Regulatory assets                                                -
  Goodwill, net of amortizations                                   -
  Other                                                          855
                                               ----------------------
                                                                 855
                                               ----------------------

                                               ----------------------
Total Assets                                $                 20,827
                                               ======================
                                               ======================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt      $                      -
  Current Redemption requirement of Preferred Stock                -
  Accounts payable and accrued expenses                            -
  Commercial paper                                                 -
  Dividends payable                                                -
  Taxes accrued                                                  247
  Customer deposits                                                -
  Interest accrued                                                 -
                                               ----------------------
                                                                 247
                                               ----------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                   -
       Removal costs recovered                                     -
  Deferred income tax                                            607
  Postretirement benefits and other reserves                       -
  Other                                                            -
                                               ----------------------
                                                                 607
                                               ----------------------
Capitalization
  Common stock                                                16,896
  Retained earnings                                            3,077
  Other comprehensive income                                       -
  Treasury stock purchased                                         -
                                               ----------------------
       Total common equity                                    19,973
  Preferred stock                                                  -
  Long-term debt                                                   -
                                               ----------------------
Total Capitalization                                          19,973
                                               ----------------------
Minority Interest in Subsidiary Company                            -
                                               ----------------------
Total Liabilities and Capitalization        $                 20,827
                                               ======================


                                     KeySpan
                                Islander East LLC
                               STATEMENT OF INCOME

                                                               Quarter ended       Period ended
                                                            ----------------------------------------
(In Thousands of Dollars, Except Per Share Amounts)            December 2004       December 2004
----------------------------------------------------------------------------------------------------
Revenues
                                                            ----------------------------------------
Total Revenues                                                              $ -                 $ -
                                                            ----------------------------------------
Operating Expenses
     Purchased gas for resale                                                 -                   -
     Fuel and purchased power                                                 -                   -
     Operations and maintenance                                               -                   -
     Depreciation, depletion and amortization                                 -                   -
     Operating taxes                                                          -                   -
     Impairment charges                                                       -                   -
                                                            ----------------------------------------
Total Operating Expenses                                                      -                   -
                                                            ----------------------------------------
Income from equity investments                                              542               1,707
                                                            ----------------------------------------
Operating Income                                                            542               1,707
                                                            ----------------------------------------
Other Income and (Deductions)
     Minority interest                                                        -                   -
     Other                                                                    -                   -
                                                            ----------------------------------------
Total Other Income and (Deductions)                                           -                   -
                                                            ----------------------------------------
Income Taxes
     Current                                                                  -                   -
     Deferred                                                                 -                   -
                                                            ----------------------------------------
Total Income Taxes                                                            -                   -
                                                            ----------------------------------------

Net Income                                                                $ 542             $ 1,707
                                                            ========================================

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended December 31, 2004 has been submitted to the following interested state commissions:

                      New York Public Service Commission
                      State of New York
                      Three Empire State Plaza
                      Albany, New York 12223

                      Massachusetts Department of Telecommunications and Energy One South Station
                      Boston, Massachusetts 02110

                      New Hampshire Public Utilities Commission
                      8 Old Suncook Road
                      Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 31st day of March, 2005.



                                                /s/Erik Weingold
                                                --------------------------
                                                Erik P. Weingold
                                                Counsel
                                                Office of the General Counsel





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